SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT  NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zenith National Insurance Corp.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
989390109
(CUSIP Number)
Paul Rivett
Vice President and Chief Legal Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- With a copy to -

Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
February 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	989390109	Page	2	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,118,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,118,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,118,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	989390109	Page	3	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,118,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,118,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,118,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	4	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,118,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,118,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,118,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	5	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,118,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,118,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,118,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	6	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,118,441

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,118,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,118,441

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	7	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,344,541

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,344,541

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,344,541

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.3%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	8	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		734,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

734,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

734,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	9	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

39,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	989390109	Page	10	of	22	Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) NEWLINE UNDERWRITING MANAGEMENT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		250,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.7%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 1 to Schedule 13D is filed to report the execution of an Agreement and Plan of Merger, dated February 17, 2010 (the “Merger Agreement”), by and among Fairfax Financial Holdings Limited (“Fairfax”), Fairfax Investments II USA Corp., a Delaware corporation and an indirect wholly owned subsidiary of Fairfax (“Merger Sub”), and Zenith National Insurance Corp. (“Zenith”). Such Schedule 13D as hereby amended (this “Schedule 13D”) relates to shares of common stock (the “Shares”), par value $1.00 per share, of Zenith.
     The following amendments to Items 3, 4, 6 and 7 of this Schedule 13D are hereby made.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of this Schedule 13D is hereby amended and restated to read as follows:
“The total consideration to be paid in connection with the Merger described in Item 4 below is estimated to be approximately $1.3 billion. Fairfax intends to finance the Merger with a combination of holding company cash and subsidiary dividends, but will also raise $200 million through an equity issue prior to the closing.”
Item 4. Purpose of Transaction.
Item 4 of this Schedule 13D is hereby amended and restated to read as follows:
“On February 17, 2010, Fairfax, Merger Sub and Zenith entered into the Merger Agreement pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Zenith (the “Merger”), with Zenith surviving the Merger as a wholly owned subsidiary of Fairfax. The Merger Agreement has been approved unanimously by the Board of Directors of Zenith.
At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares held in Zenith’s treasury or owned by Fairfax, Merger Sub or any wholly owned subsidiary of Fairfax or Zenith or by stockholders of Zenith who properly exercise appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $38.00 in cash (the “Merger Consideration”), without interest. In addition, immediately prior to the effective time of the Merger, all remaining forfeiture restrictions applicable to restricted shares of Zenith common stock will expire and the holders thereof will be entitled to receive the Merger Consideration with respect to each such share.
Consummation of the Merger is subject to customary conditions, including (i) the approval of Zenith’s stockholders, (ii) receipt of antitrust and insurance regulatory approvals and (iii) the absence of any law, order or injunction prohibiting the Merger. In addition, each party’s obligation to consummate the Merger is subject to (i) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers). The Merger is not subject to any financing condition.
The Merger Agreement contains customary representations and warranties of Zenith, Fairfax and Merger Sub. The Merger Agreement also contains customary covenants and agreements, including with respect to the operation of the business of Zenith and its subsidiaries between signing and closing, governmental filings and approvals, public disclosures and similar matters. In addition, Zenith has agreed not to (i) solicit proposals relating to alternative business combination transactions and (ii) subject to certain exceptions, enter into discussions, or enter into any agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.
The Merger Agreement provides for certain termination rights of each of Fairfax and Zenith, including Zenith’s right to terminate the Merger Agreement under certain circumstances to enter into a definitive agreement providing for a “Superior Proposal.” In addition, the Merger Agreement provides that in connection with the termination of the Merger Agreement under specified circumstances, including by Fairfax if Zenith’s Board of Directors makes an “Adverse Recommendation Change” or by Zenith if Zenith enters into a definitive agreement providing for a “Superior Proposal,” Zenith may be required to pay Fairfax a termination fee of $39.6 million, which amount represents approximately 2.75% of the equity value of the transaction (calculated as the Merger Consideration multiplied by the total number of outstanding Shares, including Shares currently held by Fairfax and its affiliates).
A copy of the Merger Agreement is filed as Exhibit 1.1 hereto and is incorporated by reference into this Item 4. The description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement.
Concurrently with the execution and delivery of the Merger Agreement, Zenith’s directors and executive officers (collectively, the “Signing Stockholders”), each solely in his or her capacity as stockholder of Zenith, entered into Voting Agreements with Fairfax (the “Voting Agreements”) with respect to their respective Shares. Such Shares (together with any Shares acquired by the Signing Stockholders on or after the date of the Voting Agreements, the “Voting Agreement Shares”) constituted approximately 3.4% of the total issued and outstanding Shares as of February 17, 2010. Pursuant to the Voting Agreements, the Signing Stockholders (i) have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of adoption of the Merger Agreement and of any matter necessary to the consummation of the transactions contemplated thereby, and against any action, agreement, transaction or proposal that would result in a material breach by Zenith of the Merger Agreement or a failure of any condition to Zenith’s obligations thereunder to be satisfied and (ii) have granted Fairfax an irrevocable proxy to vote the Voting Agreement Shares in accordance with the foregoing if and only to the extent that the Signing Stockholders fail to do so.
In the Voting Agreements, the Signing Stockholders have agreed not to, on or after the date of the Voting Agreements, among other things, sell, assign, transfer, pledge, dispose or otherwise encumber any Voting Agreement Shares or grant any proxies with respect to the Voting Agreement Shares. The Signing Stockholders also have agreed not to take any action that Zenith is prohibited from taking under the Merger Agreement with respect to the solicitation of alternative transaction proposals. The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) the Board of Directors of Zenith making an “Adverse Recommendation Change” under the Merger Agreement.

A form of Voting Agreement is filed as Exhibit 1.2 hereto and is incorporated by reference into this Item 4. The description of the Voting Agreements and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the form of Voting Agreement.
The Merger would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of Zenith, a merger or other extraordinary transaction involving Zenith, changes to Zenith’s charter, by-laws or instruments corresponding thereto, the delisting of the Shares from the New York Stock Exchange and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of Zenith.”
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended and restated to read as follows:
“The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.”
Item 7. Material to be Filed as Exhibits.
Item 7 of this Schedule 13D is hereby amended and restated to read as follows:
The following is filed herewith as an exhibit:

“Ex. 1.1:	Agreement and Plan of Merger, dated February 17, 2010, by and among Fairfax, Merger Sub and Zenith (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Zenith (File No. 1-09627) on February 18, 2010)

Ex. 1.2:	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Zenith (File No. 1-09627) on February 18, 2010)

Ex. 1.3:	Joint filing agreement dated as of February 18, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and Newline Underwriting Management Limited”

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	Fairfax Financial Holdings Limited
	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President and Chief Legal Officer

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	Odyssey America Reinsurance Corporation
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	United States Fire Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	The North River Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	Newline Underwriting Management Limited
	By:	/s/ Carl A. Overy
		Name:	Carl A. Overy
		Title:	Director

	By:	/s/ J.R.F. Micklem
		Name:	J.R.F. Micklem
		Title:	Director

Exhibit Index

Exhibit No.	Description

Ex. 1.1:	Agreement and Plan of Merger, dated February 17, 2010, by and among Fairfax, Merger Sub and Zenith (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Zenith (File No. 1-09627) on February 18, 2010)

Ex. 1.2:	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Zenith (File No. 1-09627) on February 18, 2010)

Ex. 1.3:	Joint filing agreement dated as of February 18, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and Newline Underwriting Management Limited